May 10, 2013

Stacie Gorman
Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Preferred Apartment Communities, Inc.
Registration Statement on Form S-3
Filed on April 15, 2013
File No. 333-187925

Dear Ms. Gorman:

Preferred Apartment Communities, Inc. (the "Company"), is submitting this letter in response to the written comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") contained in your letter, dated May 1, 2013 (the "Comment Letter"), with respect to the Registration Statement filed by the Company with the Commission on April 15, 2013 (the "Registration Statement").

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Registration Statement. All page number references in the Company’s responses are to page numbers in the Registration Statement.

Selling Stockholders,page 2

1.
We note your tabular disclosure regarding the selling stockholders. Please revise the table to identify the natural persons who have or share voting or investment power for each entity identified as a selling stockholder. Please refer to Regulation S-K Compliance & Disclosure Interpretation 240.04.

The Company has revised the tabular disclosure regarding selling stockholders on page 2 to identify the natural persons who have or share voting or investment power for each of the identified selling stockholders. This revision was made in Amendment No. 1 to the Registration Statement that was filed with the Commission today.

May 10, 2013

If you should have any additional questions, please contact either Leonard A. Silverstein, the Company’s President and Chief Operating Officer, at 770-818-4147 or me at 770-818-4108.

Sincerely,

/s/ Jeffrey R. Sprain
Jeffrey R. Sprain
General Counsel and Secretary
Preferred Apartment Communities, Inc.

cc: Peter M. Fass